[Weil, Gotshal & Manges LLP Letterhead]

767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax Michael J. Aiello +1 212 310 8552 michael.aiello@weil.com

October 20, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Re:	Genzyme Corporation

Schedule TO-T

Filed by GC Merger Corp. and Sanofi-Aventis

Filed on October 4, 2010

File No. 005-37205

Dear Mr. Orlic:

On behalf of our client, Sanofi-Aventis (the “Company”), and its wholly-owned subsidiary, GC Merger Corp., please find responses to the comments from the Staff’s letter to the Company (File No. 005-37205) of October 12, 2010 regarding the Tender Offer on Schedule TO filed October 4, 2010 (the “Tender Offer”). Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.	We note that you may determine in your “sole discretion” whether provisions of certain anti-takeover laws are inapplicable to the offer and the proposed merger. Please revise to include an objective standard for the determination of whether this condition has been satisfied, or clarify your disclosure on this point.

The Company has revised the relevant disclosure in response to the Staff’s comment.

October 20, 2010

David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Division of Corporation Finance, United States Securities and Exchange Commission

Acceptance for Payment and Payment for Shares, page 4

2.	We note the disclosure in the last paragraph of this section that you will return any shares not accepted for payment “as promptly as practicable” after expiration or termination of the offer. Rule 14e-1(c) requires that you return such shares “promptly” upon expiration or termination of the offer. Please revise here and throughout the document, as necessary.

The Company has revised the relevant disclosure in response to the Staff’s comment.

Determination of Validity, page 7

3.	You state that your determinations as to the validity and acceptance of all tenders, and you interpretation of the terms and conditions of the offer, will be final and binding. Similar language appears elsewhere in your offering document and letter of transmittal. Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction.

The Company has revised the relevant disclosure in response to the Staff’s comment.

Source and Amount of Funds, page 12

4.	In addition to the Acquisition Facility, you disclose that funding may be provided by the issuance of U.S. commercial paper and/or French Billets de Tresorerie, and/or the issuance of other debt securities and/or other existing syndicated credit facilities at Parent (in particular, part of its €7 billion syndicated multicurrency revolving facility) or any combination of the foregoing. Please make all disclosures required by Items 1007(a) and 1016 of Regulation M-A with respect to these sources of funds.

The Company has revised the relevant disclosure in response to the Staff’s comment. Please note the information regarding the Company’s commercial paper programs in its most recently filed Annual Report on Form 20-F.

Background of the Offer..., page 13

5.	Please disclose the names of the shareholders with whom you met between August 30 and September 8, 2010. Please also disclose the substance of these discussions. The disclosure in your letter dated October 4, 2010 implies that these shareholders are favorably inclined to participate in your offer at the current price, while the investor presentation filed as Exhibit (a)(5)(D) to your Schedule TO-T indicates otherwise.

The Company believes that the identity of the shareholders with whom it met between August 30 and September 8, 2010 is not material to the Offer.

October 20, 2010

David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Division of Corporation Finance, United States Securities and Exchange Commission

To the best of its knowledge, the Company did not meet with any individual shareholder (i) holding more than 5% of the outstanding Shares and/or (ii) who are or were part of a “group” as such term is defined in Section 13(d) of the Securities Exchange Act of 1934, as amended.

In its discussions with shareholders, the Company reviewed the terms of its proposal, which was set forth in its August 29, 2010 letter to Genzyme, with Genzyme shareholders and listened to those shareholders’ views regarding the proposal, a potential transaction between the Company and Genzyme and the Company’s valuation of Genzyme. We respectfully submit that the Company’s October 4, 2010 letter does not imply that shareholders are favorably inclined to participate in its offer at the current price, but that shareholders expressed support for Sanofi-Aventis’ approach to Genzyme with an offer of $69.00 per share of Genzyme common stock and relayed to the Company that they were frustrated by Genzyme’s refusal to engage in meaningful discussions with the Company regarding its proposal.

Purpose of the Offer..., page 23

6.	You state here and on page 2 that you may purchase additional shares of Genzyme following this tender offer, such as purchases made in the open market, in order to help effect a short-form merger. Because the price per share paid in these transactions may be less than that paid in the offer, and purchases may be made using other methods, please disclose the implications of this course of action under Rule 13e-3.

The Company intends to rely on the exception in Rule 13e-3(g)(1). The Company has revised the relevant disclosure in response to the Staff’s comment.

Statutory Requirements..., page 25

7.	Please clarify the meaning of clause (v) appearing at the top of page 26.

The Company has revised the relevant disclosure in response to the Staff’s comment.

Certain Conditions of the Offer, page 29

8.	You refer in subparagraphs (e) and (g) to “threatened” litigation and other events. A determination as to whether legal action has been threatened or such events have occurred appears to be subjective, such that a security holder may not be able to verify that these conditions have been satisfied. Please revise to include an objective standard for the determination of whether these conditions have been satisfied.

We respectfully submit that the Company believes these are customary conditions in this type of transaction and are not contrary to any federal securities law or regulation.

October 20, 2010

David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Division of Corporation Finance, United States Securities and Exchange Commission

9.	The disclosure in the final paragraph of this section suggests that actions or inactions by the bidders may be responsible for triggering the offer conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at the option of the bidders.

We respectfully submit that the Company believes the referenced disclosure is customary in this type of transaction and is not contrary to any federal securities law or regulation. The Company notes that there is not presently any reference to “actions or inactions” by the bidders in the referenced paragraph. The Company confirms its understanding that a tender offer may not be conditioned on an event or circumstance within the direct or indirect control of the bidder.

10.	All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to offer expiration. Please revise the closing sentence of this section to make clear that the bidders have not reserved the right to raise all of its conditions following offer expiration.

The Company has revised the relevant disclosure in response to the Staff’s comment.

Exhibit (a)(5)(A) -Press Release

11.	The section of your press release entitled “Forward-Looking Statements” contains a reference to the Private Securities Litigation Reform Act of 1995. This reference is inappropriate, given that the safe harbor is not available for statements made in connection with a tender offer-Refer to Section 21E(b)(2)(C) of the Exchange Act. Confirm that you will refrain from making further references to the PSLRA or its safe harbor provision in any future press releases or other communications relating to this offer. A similar comment applies to Exhibit (a)(5)(C), as filed with Amendment No. 1 to your Schedule TO-T on October 4, 2010, and Exhibit (a)(5)(D), as filed with Amendment No. 2 to your Schedule TO-T On October 5, 2010.

The Company confirms that in all future filings, it will revise its disclosure to remove the reference to the safe harbor afforded by the Private Securities Litigation Reform Act.

As requested by the Staff, each of the Company and GC Merger Corp. each hereby acknowledge that:

(a)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

October 20, 2010

David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Division of Corporation Finance, United States Securities and Exchange Commission

(c)	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or Jackie Cohen (212-310-8891) or, if more convenient, contact us via e-mail (michael.aiello@weil.com or jackie.cohen@weil.com).

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Karen Linehan,

Senior Vice President Legal Affairs and General Counsel

Sanofi-Aventis

Via email: karen.linehan@sanofi-aventis.com

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